 Exhibit 99.2
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended March 31
($ millions)	2025	2024
Revenues and Other Income
Gross revenues (note 3)	13 330	13 305
Less: royalties	(1 007)	(924)
Other income (note 4)	130	148
	12 453	12 529
Expenses
Purchases of crude oil and products	4 300	4 358
Operating, selling and general	3 297	3 440
Transportation and distribution	448	410
Depreciation, depletion, amortization and impairment	1 663	1 628
Exploration	122	59
Gain on disposal of assets	—	(3)
Financing expenses (note 6)	333	417
	10 163	10 309
Earnings before Income Taxes	2 290	2 220
Income Tax Expense (Recovery)
Current	648	649
Deferred	(47)	(39)
	601	610
Net Earnings	1 689	1 610
Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	(21)	(16)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes	35	399
Other Comprehensive Income	14	383
Total Comprehensive Income	1 703	1 993
Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	1.36	1.25
Cash dividends	0.57	0.55
See accompanying notes to the condensed interim consolidated financial statements.
36   2025 First Quarter   Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	March 31 2025	December 31 2024
Assets
Current assets
Cash and cash equivalents	2 773	3 484
Accounts receivable	5 379	5 245
Inventories	5 679	5 041
Income taxes receivable	522	518
Total current assets	14 353	14 288
Property, plant and equipment, net	68 280	68 512
Exploration and evaluation	1 742	1 742
Other assets	1 626	1 559
Goodwill and other intangible assets	3 489	3 503
Deferred income taxes	208	180
Total assets	89 698	89 784
Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	997	997
Current portion of long-term lease liabilities	617	599
Accounts payable and accrued liabilities	7 779	8 161
Current portion of provisions	935	958
Income taxes payable	33	32
Total current liabilities	10 361	10 747
Long-term debt	9 335	9 348
Long-term lease liabilities	3 841	3 745
Other long-term liabilities	1 290	1 502
Provisions	12 049	11 931
Deferred income taxes	7 988	7 997
Equity	44 834	44 514
Total liabilities and shareholders’ equity	89 698	89 784
See accompanying notes to the condensed interim consolidated financial statements.
2025 First Quarter   Suncor Energy Inc.   37

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended March 31
($ millions)	2025	2024
Operating Activities
Net Earnings	1 689	1 610
Adjustments for:
Depreciation, depletion, amortization and impairment	1 663	1 628
Deferred income tax recovery	(47)	(39)
Accretion (note 6)	143	145
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(14)	220
Change in fair value of financial instruments and trading inventory	(57)	30
Gain on disposal of assets	—	(3)
Share-based compensation	(303)	(374)
Settlement of decommissioning and restoration liabilities	(94)	(123)
Other	65	75
Increase in non-cash working capital	(889)	(382)
Cash flow provided by operating activities	2 156	2 787
Investing Activities
Capital and exploration expenditures	(1 145)	(1 311)
Proceeds from disposal of assets	—	8
Other investments	(6)	(1)
Increase in non-cash working capital	(104)	(31)
Cash flow used in investing activities	(1 255)	(1 335)
Financing Activities
Net increase in short-term debt	—	221
Lease liability payments	(180)	(98)
Issuance of common shares under share option plans	75	130
Repurchase of common shares(1) (note 8)	(798)	(293)
Distributions relating to non-controlling interest	(4)	(4)
Dividends paid on common shares	(705)	(702)
Cash flow used in financing activities	(1 612)	(746)
(Decrease) Increase in Cash and Cash Equivalents	(711)	706
Effect of foreign exchange on cash and cash equivalents	—	29
Cash and cash equivalents at beginning of period	3 484	1 729
Cash and Cash Equivalents at End of Period	2 773	2 464
Supplementary Cash Flow Information
Interest paid	148	136
Income taxes paid	604	25

(1)
Includes $48 million of taxes paid on 2024 share repurchases for the three months ended March 31, 2025.

See accompanying notes to the condensed interim consolidated financial statements.
38   2025 First Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	1 610	1 610	—
Foreign currency translation adjustment	—	—	(16)	—	(16)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $126	—	—	—	399	399	—
Total comprehensive income	—	—	(16)	2 009	1 993	—
Issued under share option plans	151	(21)	—	—	130	3 352
Repurchase of common shares for cancellation (note 8)	(108)	—	—	(185)	(293)	(6 438)
Change in liability for share repurchase commitment	(25)	—	—	(77)	(102)	—
Share-based compensation	—	3	—	—	3	—
Dividends paid on common shares	—	—	—	(702)	(702)	—
At March 31, 2024	21 679	551	1 032	21 046	44 308	1 287 014
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	1 689	1 689	—
Foreign currency translation adjustment	—	—	(21)	—	(21)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $11	—	—	—	35	35	—
Total comprehensive income	—	—	(21)	1 724	1 703	—
Issued under share option plans	88	(13)	—	—	75	1 847
Repurchase of common shares for cancellation(1) (note 8)	(232)	—	—	(531)	(763)	(13 600)
Change in liability for share repurchase commitment (note 8)	10	—	—	(4)	6	—
Share-based compensation (note 5)	—	4	—	—	4	—
Dividends paid on common shares	—	—	—	(705)	(705)	—
At March 31, 2025	20 987	511	1 180	22 156	44 834	1 232 579

(1)
Includes $13 million of taxes on share repurchases for the three months ended March 31, 2025 (March 31, 2024 – nil).

See accompanying notes to the condensed interim consolidated financial statements.
2025 First Quarter   Suncor Energy Inc.   39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2024.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2024.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2024.
In March 2025, the government of the United States of America announced tariffs on certain goods and products. Several countries (including Canada) responded with an escalation in tariffs and/or retaliatory tariffs. This has resulted in economic uncertainty in the global markets, disruption of supply chains, international competitiveness and fluctuations in commodity pricing. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
40   2025 First Quarter   Suncor Energy Inc.

3. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenues and Other Income
Gross revenues	4 990	4 938	729	765	7 611	7 603	—	(1)	13 330	13 305
Intersegment revenues	2 151	1 984	—	—	17	10	(2 168)	(1 994)	—	—
Less: Royalties	(815)	(782)	(192)	(142)	—	—	—	—	(1 007)	(924)
Operating revenues, net of royalties	6 326	6 140	537	623	7 628	7 613	(2 168)	(1 995)	12 323	12 381
Other income (loss)	98	55	5	6	(12)	74	39	13	130	148
	6 424	6 195	542	629	7 616	7 687	(2 129)	(1 982)	12 453	12 529
Expenses
Purchases of crude oil and products	609	629	—	—	5 922	5 588	(2 231)	(1 859)	4 300	4 358
Operating, selling and general	2 392	2 482	120	141	609	618	176	199	3 297	3 440
Transportation and distribution	296	292	22	25	139	103	(9)	(10)	448	410
Depreciation, depletion, amortization and impairment	1 199	1 185	171	170	257	244	36	29	1 663	1 628
Exploration	68	57	54	2	—	—	—	—	122	59
Gain on disposal of assets	—	—	—	—	—	—	—	(3)	—	(3)
Financing expenses	185	179	17	17	17	20	114	201	333	417
	4 749	4 824	384	355	6 944	6 573	(1 914)	(1 443)	10 163	10 309
Earnings (Loss) before Income Taxes	1 675	1 371	158	274	672	1 114	(215)	(539)	2 290	2 220
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	648	649
Deferred	—	—	—	—	—	—	—	—	(47)	(39)
	—	—	—	—	—	—	—	—	601	610
Net Earnings	—	—	—	—	—	—	—	—	1 689	1 610
Capital and Exploration Expenditures	749	995	209	142	180	168	7	6	1 145	1 311
2025 First Quarter   Suncor Energy Inc.   41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended March 31	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	4 856	—	4 856	4 860	—	4 860
Bitumen	2 285	—	2 285	2 062	—	2 062
	7 141	—	7 141	6 922	—	6 922
Exploration and Production
Crude oil and natural gas liquids	470	259	729	609	156	765
	470	259	729	609	156	765
Refining and Marketing
Gasoline	3 248	—	3 248	2 990	—	2 990
Distillate	3 747	—	3 747	3 961	—	3 961
Other	633	—	633	662	—	662
	7 628	—	7 628	7 613	—	7 613
Corporate and Eliminations
	(2 168)	—	(2 168)	(1 995)	—	(1 995)
Total Revenue from Contracts with Customers	13 071	259	13 330	13 149	156	13 305
4. OTHER INCOME
Other income consists of the following:
	Three months ended March 31
($ millions)	2025	2024
Energy trading and risk management	69	56
Investment and interest income	56	39
Insurance proceeds and other	5	53
	130	148
5. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended March 31
($ millions)	2025	2024
Equity-settled plans	4	3
Cash-settled plans	141	156
	145	159
42   2025 First Quarter   Suncor Energy Inc.

6. FINANCING EXPENSES
	Three months ended March 31
($ millions)	2025	2024
Interest on debt	148	181
Interest on lease liabilities	73	56
Capitalized interest	(58)	(74)
Interest expense	163	163
Interest on partnership liability	12	12
Interest on pension and other post-retirement benefits	(1)	6
Accretion	143	145
Foreign exchange (gain) loss on U.S. dollar denominated debt and leases	(14)	220
Operational foreign exchange and other	30	(129)
	333	417
7. EARNINGS PER COMMON SHARE
	Three months ended March 31
($ millions)	2025	2024
Net earnings	1 689	1 610
(millions of common shares)
Weighted average number of common shares	1 239	1 288
Dilutive securities:
Effect of share options	1	2
Weighted average number of diluted common shares	1 240	1 290
(dollars per common share)
Basic and diluted earnings per share	1.36	1.25
8. NORMAL COURSE ISSUER BID
Share Repurchase Programs
(thousands of common shares)	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased
2023 Normal Course Issuer Bid	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 Normal Course Issuer Bid	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 Normal Course Issuer Bid	March 3, 2025	March 2, 2026	123 800	10	4 650
2025 First Quarter   Suncor Energy Inc.   43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the share repurchase activities during the period: mmarizes the share repurchase activities during the period:
	Three months ended March 31
($ millions, except as noted)	2025	2024
Share repurchase activities (thousands of common shares)
Shares repurchased	13 600	6 438
Amounts charged to:
Share capital	232	108
Retained earnings	518	185
Share repurchase cost before tax	750	293
Retained earnings – share buyback tax payable	13	—
Share repurchase cost	763	293
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout periods:
($ millions)	March 31 2025	December 31 2024
Amounts charged to:
Share capital	94	104
Retained earnings	213	209
Liability for share purchase commitment	307	313
9. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2024	82
Changes in fair value recognized in earnings during the period	37
Cash settlements – (received) paid during the period	(20)
Fair value outstanding at March 31, 2025	99
44   2025 First Quarter   Suncor Energy Inc.

(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2025, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2025:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	73	124	—	197
Accounts payable	(72)	(26)	—	(98)
	1	98	—	99
During the first quarter of 2025, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At March 31, 2025, the carrying value of fixed-term debt accounted for under amortized cost was $10.3 billion (December 31, 2024 – $10.3 billion) and the fair value was $10.2 billion (December 31, 2024 – $10.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.